

03051714

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 9-3-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52423

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cap Pro Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 South Sixth Street, Suite 900
(No. and Street)

Minneapolis (City) Minnesota (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Dorale (612)215-3533
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center 90 S. 7th Street Minneapolis, Minnesota 55402
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


RECD S.E.C.
AUG 29 2003
535

PROCESSED
SEP 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Dorale, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cap Pro Brokerage Services, Inc., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



WAYNE ROBERT TORKELSON
Notary Public
Minnesota
My Commission Expires January 31, 2008

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Directors
Cap Pro Brokerage Services, Inc.:

We have audited the accompanying statement of financial condition of Cap Pro Brokerage Services, Inc. (the Company), a wholly owned subsidiary of Capital Professional Advisors, Inc., as of June 30, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cap Pro Brokerage Services, Inc. as of June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

August 8, 2003

CAP PRO BROKERAGE SERVICES, INC.
(a wholly owned subsidiary of Capital Professional Advisors, Inc.)

Statement of Financial Condition

June 30, 2003

Assets

Cash and cash equivalents	$	466,644
Due from broker		271,366
Receivable from affiliated firms (net of allowance for doubtful accounts of $12,000)		18,987
Other receivables		19,071
Total assets	$	776,068

Liabilities and Stockholder's Equity

Payable to affiliated firms	$	198,664
Other payables		21,910
Total liabilities		220,574
Commitments and contingencies (note 8)		
Stockholder's equity:		
Common stock – $0.01 stated value per share. Authorized 1,000 shares; issued and outstanding 100 shares		1
Additional paid-in capital		250,009
Retained earnings		305,484
Total stockholder's equity		555,494
Total liabilities and stockholder's equity	$	776,068

See accompanying notes to statement of financial condition.

CAP PRO BROKERAGE SERVICES, INC.

(a wholly owned subsidiary of Capital Professional Advisors, Inc.)

Notes to Statement of Financial Condition

June 30, 2003

(1) General Business

Cap Pro Brokerage Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. (NASD). The Company was incorporated in Delaware on September 30, 1999, as a wholly owned subsidiary of Capital Professional Advisors, Inc. (Capital). Capital was purchased by Nationwide Financial Services, Inc. and 16 accounting firms (Affiliated Firms) on November 1, 2002.

The Company enables the Affiliated Firms to operate as diversified professional service firms by introducing the clients of Affiliated Firms to its clearing broker pursuant to a fully disclosed clearance agreement and is therefore exempt from the requirement of SEC Rule 15c3-3 under paragraph k(2)(i).

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash and cash equivalents include cash in checking accounts and investments in a money market mutual fund.

(b) Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, including reporting or disclosure of contingent assets and liabilities, as of the date of the statement of financial condition. Actual results could differ from those estimates.

(3) Due From Broker

The Company conducts business with its clearing broker on behalf of its Affiliated Firms' clients pursuant to a clearance agreement. On the statement of financial condition, due from broker includes a $50,000 deposit that is required to be maintained with the clearing broker pursuant to the clearance agreement.

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Affiliated Firms' clients to satisfy their obligations in connection with their securities transactions.

All money market positions and receivables from clearing broker reflected on the statement of financial condition are positions carried by and amounts due from the clearing broker.

(4) Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital of $100,000 as defined under such provisions. At June 30, 2003, the Company had net capital of $513,738 which was $413,738 in excess of the minimum

CAP PRO BROKERAGE SERVICES, INC.

(a wholly owned subsidiary of Capital Professional Advisors, Inc.)

Notes to Statement of Financial Condition

June 30, 2003

(5) Concentration of Credit Risk

As a securities broker-dealer, the Company is engaged in brokerage activities on an agency basis and riskless principal fixed income trades only. In the event that customers, counterparties, or clearing agents are unable to fulfill their obligations, the Company is exposed to off-balance-sheet credit risk.

The Company maintains its cash in high-quality financial institutions. The balances, at times, may exceed the federally insured limits.

(6) Related Party Transactions

The Company maintains a facilities management agreement with Capital that allows the Company to receive accounting services, use office staff, supplies and equipment as well as utilize office space and fixed assets owned by Capital in its day-to-day operations. The Company receives an economic benefit that is not reflected in the statement of financial condition through this arrangement. In consideration of the services provided, Capital shares in the revenue generated by the Company. The allocation of the revenue generated by the Company is determined on a monthly basis and is payable as a dividend monthly in arrears. Included in other receivables at June 30, 2003 is $13,197 from related entities.

The Company requires ongoing support from its parent to fund operations as well as other services. The above structure results in an economic dependency of the Company on its parent and, therefore, the Company's results of operations may not be indicative of the results that would be obtained had it operated independently.

(7) Taxes

The Company files a consolidated tax return with Capital and does not have any permanent or temporary differences. Tax expense on the Company's net income is paid to Capital through the monthly dividend to parent discussed in Note 6. Accordingly, no tax liability is recorded on the statement of financial condition.

(8) Contingencies

The Company is a defendant in various actions, suits or proceedings before a court or arbitrator or respondent that are incidental to its business. Although the outcome of these matters is uncertain, it is the opinion of management that facts known at the present time do not indicate that the ultimate resolution of the claims or litigation would have a material effect on the Company's financial position.